UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

New Frontier Media, Inc.
(Name of Subject Company)

New Frontier Media, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

644398109
(CUSIP Number of Class of Securities)

Alan L. Isaacman
Chairman of the Board
6000 Spine Road, Suite 100

Boulder, Colorado  80301

(303) 444-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP The Atlantic Building 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Scott A. Berdan, Esq. Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302-5234 (303) 473-2700

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to a planned tender offer by Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“Parent”), to purchase all outstanding shares of common stock, $0.0001 par value per share, of New Frontier Media, Inc., a Colorado corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of October 15, 2012, by and among Parent, Merger Sub and the Company (the “Merger Agreement”):

1.                 Press Release of the Company issued on October 22, 2012.

The following is a press release issued by the Company on October 22, 2012 announcing the results of the Company’s Annual Meeting.

NEW FRONTIER MEDIA SHAREHOLDERS REELECT

ALL FOUR COMPANY NOMINEES TO BOARD OF DIRECTORS

BOULDER, Colo., Oct. 22, 2012 —  New Frontier Media, Inc. (NasdaqGS: NOOF) announced today that its board of directors was reelected at its annual meeting of shareholders held on October 18, 2012.  Shareholders also ratified the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013.

On October 15, 2012, New Frontier Media announced that the Company had signed a definitive agreement to be acquired by LFP Broadcasting for $2.02 per common share in cash up front, or approximately $33 million, plus a contingent cash payment right for each common share. The acquisition price represents approximately a 79% premium to New Frontier Media’s closing stock price on March 8, 2012, the day before New Frontier Media received a publicly-announced unsolicited acquisition proposal. The acquisition is expected to close during the fourth quarter of 2012. The transaction is the result of a review of strategic alternatives to maximize shareholder value conducted by the four directors who were reelected, each of whom served on the Board’s special committee of independent directors.

The re-elected board of directors issued the following statement:

“The board of directors appreciates the support of New Frontier Media’s shareholders.  Over the last eight months, we have worked diligently to maintain a fair and level playing field for all parties who participated in our review process, and we are pleased that our efforts resulted in a very positive outcome for all our shareholders.  This all-cash transaction provides shareholders immediate and certain liquidity at a substantial premium. We also believe that this transaction with LFP Broadcasting creates a great opportunity for our organization, cable television partners and customers as two of the premier adult media broadcasting companies join forces.  We look forward to completing the transaction as expeditiously as possible.”

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About New Frontier Media, Inc.

New Frontier Media, Inc. is a provider of transactional television services and a distributor of general motion picture entertainment. Our Transactional TV segment distributes adult content to cable and satellite providers who then distribute the content to retail consumers via video-on-demand (VOD) and pay-per-view (PPV) technology. Programming originates from our state of the art digital broadcast infrastructure in Boulder, Colorado.  We obtain our programming primarily by licensing content distribution rights from movie studios, and we distribute new and unique programming in order to provide consumers with an exceptional viewing experience.

Our Film Production segment is a distributor of mainstream and erotic films.  The films are distributed to cable and satellite operators, premium movie channel providers and other content distributors.  We act as a sales agent for mainstream films and produce erotic films.  The segment also periodically provides contract film production services to major Hollywood studios.  We are headquartered in Boulder, Colorado, and our common stock is listed on the Nasdaq Global Select Market under the symbol “NOOF.” For more information visit our web site at http://www.noof.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may” and similar terms. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this press release related to future results and events are based on the Company’s current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to review carefully and consider the various disclosures in the Company’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2012, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 and Current Reports on Form 8-K filed from time to time by the Company. All forward-looking statements are qualified in their entirety by this cautionary statement.

Important Information About the Tender Offer

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock of New Frontier Media, Inc., a Colorado corporation (“New Frontier Media”). The solicitation and the offer to buy shares of New Frontier Media common stock will be made only pursuant to an offer to purchase and related materials that are filed with the Securities and Exchange Commission. Flynt Broadcast, Inc., a Colorado corporation and a wholly owned subsidiary of LFP Broadcasting, LLC (“Merger Sub”), has not commenced the tender offer for shares of New Frontier Media common stock described in this communication.

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Upon commencement of the tender offer, LFP Broadcasting and Merger Sub will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Following commencement of the tender offer, New Frontier Media will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from New Frontier Media by contacting Marc Callipari, Chief Legal Officer, New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, (303) 444-0900; mcallipari@noof.com.

In connection with the proposed transactions contemplated by the definitive agreement between LFP Broadcasting and New Frontier Media, New Frontier Media and its directors, executive officers and other employees may be deemed to be participants in any solicitation of New Frontier Media shareholders in connection with such proposed transactions. Information about New Frontier Media’s directors and executive officers is available in New Frontier Media’s proxy statement for its 2012 annual meeting of shareholders, as filed with the SEC on September 21, 2012 and will be available in New Frontier Media’s solicitation/recommendation statement on Schedule 14D-9.

New Frontier Investor Contacts:	New Frontier Media Contacts:
Grant Williams	Andrew Cole / Jonathan Doorley
Chief Financial Officer	Sard Verbinnen & Co
(303) 444-0900 x 2185	(212) 687-8080
gwilliams@noof.com	jdoorley@sardverb.com

OR
Scott Winter
Innisfree M&A Incorporated
(212) 750-5833
swinter@innisfreema.com

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